Exhibit 99.4

Execution Version

CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT

This CONSENT, WAIVER AND THIRD AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of June 2, 2023 (the “Amendment Effective Date”), is entered into by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5 (the “Borrower”), the lenders party hereto (the “Lenders”), and Wilmington Savings Fund Society, FSB, as administrative agent (in such capacity, the “Administrative Agent”).

RECITALS

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to a Credit Agreement dated as of February 1, 2022 (as amended by that certain First Amendment to Credit Agreement, dated as of September 13, 2022, as further amended by that certain Waiver and Second Amendment to Credit Agreement, dated as of April 23, 2023, and as further amended, restated or modified from time to time to date, the “Existing Credit Agreement”);

WHEREAS, the Borrower has presented to the Lenders a letter of intent, dated as of the date hereof between the Borrower and MDA Ltd. (“MDA”), setting forth the principal terms of certain transactions, in each case on the terms and conditions set forth therein (such letter, the “LOI” and the transactions described therein, collectively, the “Potential Sale Transactions”);

WHEREAS, pursuant to Section 6.11 of the Existing Credit Agreement, the Borrower is required to maintain a minimum level of Qualified Cash (the “Minimum Cash Requirement”);

WHEREAS, an Event of Default has occurred and is continuing as a result of the failure of the Borrower to maintain the Minimum Cash Requirement (collectively, the “Specified Default”);

WHEREAS, the Borrower wishes to enter into the LOI and the Potential Sale Transactions, and has requested that the Administrative Agent and the Lenders agree to certain amendments to the Existing Credit Agreement in order to accommodate the LOI and the Potential Sale Transactions;

WHEREAS, the Borrower has requested that the Specified Default be waived; and

WHEREAS, the Administrative Agent and the Lenders party hereto, who constitute the Required Lenders, have agreed to waive the Specified Default and to make certain amendments to the Existing Credit Agreement, in each case on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1        Definitions; Interpretation.

(a)          Defined Terms. All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Existing Credit Agreement.

(b)          Interpretation. The rules of interpretation set forth in Section 1.02 and Section 1.03 of the Existing Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2          Consents and Waiver.

(a)          Pursuant to the LOI, MDA shall pay to the Borrower a sum of $10,000,000 upon the execution of the LOI and the amendment to the existing Pricing and Pre-Purchase Agreement dated as of January 27, 2022 (the “Pre-Purchase Agreement”) between SatixFy Space Systems UK, Ltd. and MacDonald, Dettwiler and Associates Corporation (“MDA Montreal”), upon the terms set forth in the LOI and in such amendment (the “Advance Payment”). Upon the execution of the LOI and this Amendment, the Administrative Agent and the Lenders agree that the Advance Payment and any other Pre-Purchase Amounts (as defined in the LOI) shall not be required to prepay the Term Loans. Upon the consummation of the MDA Sale Transactions, the Administrative Agent and the Lenders agree that the Purchase Price (as defined in the LOI) shall not be required to prepay the Term Loans.

(b)          Subject to the conditions set forth herein (including in the definition of “MDA Sale Transactions”), the Administrative Agent and the Required Lenders hereby consent to the MDA Sale Transactions.

(c)          Effective upon the Amendment Effective Date, the Administrative Agent and the Lenders party hereto hereby waive the Specified Default. The waiver in this Section 2 shall be effective only in this specific instance and for the specific purposes set forth herein and does not allow for any other or further departure from the terms and conditions of the Amended Credit Agreement (as defined below) or any other Loan Document, which terms and conditions shall continue in full force and effect.

SECTION 3          Amendments to the Existing Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 4 of this Amendment, the Existing Credit Agreement is amended as follows:

(a)          Section 1.01 of the Existing Credit Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order.

““LOI” means that certain letter of intent, dated as of June 2, 2023 between the Borrower and MDA, as in effect on such date.”

““MDA” means MDA Ltd.”

“”MDA Montreal” means MacDonald, Dettwiler and Associates Corporation.”

““MDA Sale Transactions” means the consummation of the Potential Sale Transactions (i) on the terms set forth in the LOI (or as otherwise agreed to by the Borrower and MDA and subject to the approval of the Lenders (such approval not to be unreasonably withheld or delayed); provided that the parties hereto agree that any terms not described in the LOI or subject to future diligence or mutual agreement are subject to the approval of the Lenders (such approval not to be unreasonably withheld or delayed)) and (ii) subject to the execution and delivery of the Definitive Agreements (as defined in the LOI), which are in form and substance reasonably acceptable to the Lenders (and the Lenders shall have provided a written approval of the Definitive Agreements, which may be by email, to the Administrative Agent confirming such approval).”

““MDA Security Agreement” means that certain Security Agreement and Guarantee, dated as of June 2, 2023, by and among the Borrower, SatixFy UK Limited, SatixFy Israel Ltd, and SatixFy Space Systems UK Ltd and MDA Montreal, as in effect on such date.”

““MDA Security Documents” means the MDA Security Agreement and each of the other security agreements and other instruments and documents executed and delivered pursuant thereto.”

““Pre-Purchase Agreement” means that certain Pricing and Pre-Purchase Agreement dated as of January 27, 2022 between SatixFy Space Systems UK, Ltd. and MDA Montreal, as amended by that certain Amendment No. 1 to Pricing and Pre-Purchase Agreement dated as of June 2, 2023 by and among SatixFy Space Systems UK, Ltd., SatixFy UK Limited and MDA Montreal, as in effect on such date.

““SatixFy Share Issuance” means the issuance of 4,100,000 of the ordinary shares of the Borrower, par value NIS 0.0001 per share to the Lenders (or certain affiliates designated by the Lenders) on a pro rata basis.”

““Third Amendment” means that certain Consent and Third Amendment to Credit Agreement, dated as of the Third Amendment Effective Date, by and among the Borrower, the Lenders party thereto and the Administrative Agent.”

““Third Amendment Effective Date” means June 2, 2023.”

(b)          Section 2.14(a) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(a)  Term Loans. The Term Loans shall bear interest: (i) from the Effective Date to December 31, 2022, at a rate per annum equal to 9.50%, (ii) from December 31, 2022, at a rate per annum equal to Term SOFR plus 9.50%, and (iii) upon the consummation of the MDA Sale Transactions and the occurrence of the SatixFy Share Issuance, at a rate per annum equal to Term SOFR plus 8.00%; provided that the interest rate in accordance with this clause (iii) shall not exceed a rate per annum equal to 12.50%.”

(c)          Section 2.14(d) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(d)  Payment of Interest. Interest on the Term Loans shall be due and payable in cash in arrears on each Interest Payment Date and at other times as may be specified herein; provided that, (i) with respect to the accrued and unpaid interest amount due on March 31, 2023, 100% of such unpaid interest amount shall be added to the outstanding principal balance of the Term Loans on March 31, 2023, (ii) with respect to the accrued and unpaid interest amounts due on each of June 30, 2023, September 29, 2023 and December 29, 2023, if, as of the close of business on June 28, 2023 (with respect to the Interest Payment Date on June 30, 2023), September 27, 2023 (with respect to the Interest Payment Date on September 27, 2023) and December 27, 2023 (with respect to the Interest Payment Date on December 29, 2023), the Loan Parties have cash balances in deposit accounts or securities accounts, which after giving pro forma effect to the payment of accrued and unpaid interest due on such Interest Payment Date, is less than $12,500,000, the Borrower may elect, by delivering a written notice setting forth such calculations in reasonable detail to the Administrative Agent and the Lenders on the Business Day immediately prior to such Interest Payment Date, to have 100% of such unpaid interest amount be added to the outstanding principal balance of the Term Loans as of such Interest Payment Date and (iii) from the date that (x) the LOI has been executed by the Borrower and MDA and (y) the Borrower has received the Advance Payment (as defined in the Third Amendment) and through June 28, 2024, 100% of the accrued and unpaid interest on the Term Loans during such period shall be added to the outstanding principal balance of the Term Loans on each applicable Interest Payment Date that falls within such period. Amounts representing accrued interest which are added to the outstanding principal amount of Term Loans shall thereafter bear interest in accordance with this Section 2.14 and otherwise be treated as a Term Loan for purposes of this Agreement. In the event of any repayment or prepayment of any Term Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest hereunder shall be due and payable in accordance with the terms hereof before and after any Bankruptcy Event.”

(d)          Section 6.02(j) of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(j) Liens securing the obligations of the Borrower and the Subsidiary Guarantors in connection with the Pre-Purchase Amount in an amount not to exceed $30,000,000 (as defined in the Pre-Purchase Agreement) pursuant to the Pre-Purchase Agreement;”

(e)          Section 6.10 of the Existing Credit Agreement is hereby amended to add the following clause (d):

“(d)  The Borrower shall not, and shall not permit any of its Subsidiaries to, make or offer to make any payment, prepayment, or otherwise optionally or voluntarily defease or segregate funds with respect to any amount due to MDA or MDA Montreal in connection with the Pre-Purchase Agreement until the earlier of (i) the date that principal of and interest on each Term Loan and all fees and other amounts payable under this Agreement shall have been paid in full in cash and (ii) so long as no bankruptcy or payment Event of Default has occurred and is continuing, February 1, 2026; provided that (x) the foregoing shall not prohibit the Borrower or any of its Subsidiaries from applying any portion of the Pre-Purchase Amount (as defined in the Pre-Purchase Agreement) against the purchase price of the Product in the manner contemplated by the first paragraph of Section 5 of the Pre-Purchase Agreement and (y) upon the earlier of the termination of the LOI in accordance with its terms or the consummation of the MDA Sale Transactions, this Section 6.10(d) shall no longer apply to the initial $10,000,000 of the Pre-Purchase Amount, which was paid by MDA Montreal to the Borrower prior to the execution of the LOI.”

(f)          Section 6.11 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 6.11 Financial Covenants. The Borrower shall not permit Qualified Cash at all times to be less than:

(a)          from the period from the Effective Date to but not including the Second Amendment Effective Date, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(b)          from the period from the Second Amendment Effective Date to and including April 30, 2023, $8,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts;

(c)           from the period from May 1, 2023 to and including May 31, 2023, $7,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts; and

(d)          from the period from June 1, 2023 and thereafter, $10,000,000 plus the amount by which the Loan Parties’ total accounts payable under IFRS is not paid by the 60th day after the due date associated with such accounts; provided that notwithstanding anything in this Section 6.11 to the contrary, application of this Section 6.11 shall be waived (i) from the period commencing on the Third Amendment Effective to the date of the termination of the LOI in accordance with its terms and (ii) upon the consummation of the MDA Sale Transactions and the occurrence of the SatixFy Share Issuance;

(the foregoing, the “Liquidity Covenant”). The Liquidity Covenant shall be tested
(i) commencing on the Effective Date and until the date the Borrower delivers an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to
1.00 and (ii) commencing on and after the delivery of any officer’s certificate required pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage as of the last day of the applicable Reference Period is greater than or equal to 6.00 to 1.00 (it being understood that if any such officer’s certificate required to be delivered is not delivered, the Liquidity Covenant shall go into effect on the day such certificate was required to be delivered pursuant to Section 5.01(c)) and until the delivery of an officer’s certificate pursuant to Section 5.01(c) demonstrating that the Borrower’s Total Leverage Ratio as of the last day of the applicable Reference Period is less than or equal to 6.00 to 1.00.”

(g)          Section 6.14 of the Existing Credit Agreement is hereby deleted in its entirety and replaced with the following:

“SECTION 6.14 Material Contracts and Organizational Documents. The Borrower will not, and will not permit the Borrower or any of its Subsidiaries to, (i) amend its or their organizational documents, other than amendments that do not adversely affect in any material respect the Administrative Agent’s Lien and security interest under the Security Documents, (ii) enter into, amend or permit any amendments to, or terminate or waive any provision of, any Material Contract without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); provided that the Lenders shall be deemed to have consented to any such entry, amendment, termination or waiver unless it shall object thereto by written notice to the Borrower within five (5) Business Days after having received written notice from the Borrower thereof, or (iii) enter into, amend or permit any amendments to, or terminate or waive any provision of the LOI, the Pre-Purchase Agreement, the MDA Security Documents, and the Definitive Agreements (as defined in the LOI), without the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed), other than amendments or waivers that do not adversely affect the Administrative Agent or the Lenders in any material respect.”

SECTION 4          Conditions of Effectiveness.The effectiveness of Section 2 and Section 3 of this Amendment shall be subject to the satisfaction of each of the following conditions precedent:

(a)          Amendment. The Administrative Agent shall have received this Amendment, executed by the Administrative Agent, the Lenders and the Borrower.

(b)          Acknowledgement and Reaffirmation. The Administrative Agent shall have received an Acknowledgement and Reaffirmation dated as of the Amendment Effective Date, executed by each Subsidiary Guarantor, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders.

(c)          Closing Certificate. The Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower dated the Amendment Effective Date (i) certifying as to the matters set forth in Section 4(d) of this Amendment, (ii) attaching true and correct copies of the LOI, the Pre-Purchase Agreement (and the amendment thereto) and the MDA Security Agreement, duly executed by all parties thereto, and (iii) a copy of the resolutions of the Board of Directors of the Borrower, approving and authorizing the execution, delivery and performance of this Third Amendment.

(d)          Representations and Warranties; No Default. Immediately after giving effect to this Amendment:

(i)          the representations and warranties contained in Article III of the Existing Credit Agreement (as amended by this Amendment, the “Amended Credit Agreement”) and the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true and correct in all respects), except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations or warranties shall be true and correct in all material respects as of such earlier date (except to the extent any such representation or warranty is qualified by materiality or reference to Material Adverse Effect, in which case such representation or warranty shall be true, correct and complete in all respects as of such earlier date); and

(ii)          there exists no Default or Event of Default.

SECTION 5          Post-Closing.

(a)          Concurrently with the consummation of the MDA Sale Transactions, the Administrative Agent and the Lenders shall have received a certificate of an Authorized Officer of the Borrower dated as of such date (i) certifying that the MDA Sale Transactions were consummated and (ii) attaching true and correct copies of the Definitive Agreements and the MDA Security Documents (other than the MDA Security Agreement).

(b)          Concurrently with the consummation of the MDA Sale Transactions, the Borrower shall deliver to the Administrative Agent and Lenders, a pro forma business plan for the next twelve months that (i) has been approved by the Borrower’s Board of Directors, (ii) is consistent with the Borrower’s focus on the core development of Products (as defined in the LOI), and (iii) is reasonably satisfactory to the Lenders.

(c)          Within four (4) Business Days of the consummation of the MDA Sale Transactions (i) the SatixFy Share Issuance shall have occurred and (ii) the Borrower shall have delivered a written confirmation to Lenders with respect to tax requirements in connections with the SatixFy Share Issuance, in a form substantially similar to what was delivered on the Effective Date, and the Lenders shall have provided notice, which may be by email, to the Administrative Agent confirming such issuance.

(d)          Within one (1) Business Day after the Amendment Effective Date, Borrower shall have paid in immediately available funds, all reasonable and documented costs and expenses of the Administrative Agent and the Lenders party hereto in an amount not to exceed $75,000, and the reasonable documented fees and disbursements of counsel to the Administrative Agent and the Lenders party hereto, in connection with the negotiation, preparation, execution and delivery of this Amendment and any other documents to be delivered in connection herewith on the Amendment Effective Date or after such date.

(e)          By June 7, 2023, the Borrower shall have received the Advance Payment, and delivered a written confirmation to the Lenders (which may be by email) of the receipt of such payment.

(f)          Notwithstanding anything herein or in any other Loan Document to the contrary, the failure of the Borrower to satisfy any of the obligations in this Section 5 within the time period set forth herein shall automatically result in an Event of Default.

SECTION 6          Miscellaneous.

(a)          Loan Documents Otherwise Not Affected; Reaffirmation. Except as expressly amended pursuant hereto or referenced herein, the Existing Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects. The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future. The Borrower hereby reaffirms the grant of security under Section 3 of the Security Agreement and any other applicable Security Document and hereby reaffirms that such grants of security in the Collateral secures all Secured Obligations (as defined in the Security Agreement) under the Amended Credit Agreement and the other Loan Documents.

(b)          Conditions. For purposes of determining compliance with the conditions specified in Section 4, each Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Amendment Effective Date specifying its objection thereto. The Lenders signatory to this Amendment constitute Required Lenders for all purposes of this Amendment.

(c)          Release. In consideration of the agreements of Administrative Agent and each Lender contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, on behalf of itself, the other Loan Parties and its and their successors, assigns, and other legal representatives, hereby fully, absolutely, unconditionally and irrevocably releases, remises and forever discharges Administrative Agent and each Lender, and its and their successors and assigns, and its and their present and former shareholders, affiliates, subsidiaries, divisions, predecessors, directors, officers, attorneys, employees, agents and other representatives (Administrative Agent, the Lender and all such other persons being hereinafter referred to collectively as the “Releasees” and individually as a “Releasee”), of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, rights of set-off, demands and liabilities whatsoever of every name and nature, known or unknown, suspected or unsuspected, both at law and in equity, which the Borrower, any other Loan Party or any of its or their successors, assigns, or other legal representatives may now or hereafter own, hold, have or claim to have against the Releasees or any of them for, upon, or by reason of any circumstance, action, cause or thing whatsoever which arises at any time on or prior to the day and date of this Amendment, including, without limitation, for or on account of, or in relation to, or in any way in connection with the Existing Credit Agreement, or any of the other Loan Documents or transactions thereunder or related thereto (collectively, the “Released Claims”). The Borrower understands, acknowledges and agrees that the release set forth above (the “Release”) may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. The Borrower agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. Without the generality of the foregoing, the Borrower hereby waives the provisions of any statute or doctrine that prevents a general release from extending to claims unknown by the releasing party. The Borrower acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Claims.  The Borrower acknowledges that the Release constitutes a material inducement to Administrative Agent and the Lenders to enter into this Amendment and that Administrative Agent and the Lenders would not have done so but for Administrative Agent’s and the Lenders’ expectation that the Release is valid and enforceable in all events. Notwithstanding the foregoing Section 6(c), nothing in this Amendment is intended to, and shall not, release the Borrower’s rights and obligations under this Amendment or bar the Borrower from seeking to enforce or effectuate this Amendment.

(d)         No Reliance. The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that it is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(e)           Binding Effect. This Amendment binds and is for the benefit of the successors and permitted assigns of each party.

(f)            Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

(g)          Submission to Jurisdiction; Waiver of Venue; Service of Process; Waiver of Jury Trial. Each of the parties hereto hereby irrevocably and unconditionally agrees that Sections 9.09(b), 9.09(c), 9.09(d) and 9.10 of the Existing Credit Agreement are incorporated herein mutatis mutandis.

(h)           Headings and Recitals. Section and Subsection headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect. The recitals set forth at the beginning of this Amendment are true and correct, and such recitals are incorporated into and are a part of this Amendment.

(i)          Complete Agreement; Amendments. This Amendment and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements with respect to such subject matter. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Amendment and the Loan Documents merge into this Amendment and the Loan Documents.

(j)            Severability of Provisions. Each provision of this Amendment is severable from every other provision in determining the enforceability of any provision.

(k)          Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Amendment. Delivery of an executed counterpart of a signature page of this Amendment by facsimile, portable document format (.pdf) or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof.

(l)            Loan Documents. This Amendment and the documents related thereto shall constitute Loan Documents.

(m)         Electronic Execution of Certain Other Documents. The words “execution,” “execute”, “signed,” “signature,” and words of like import in this Amendment and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Balance of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly exe ,uted this Amendment, as of the date f1זst above written.

SATIXFY COMMUNICATIONS LTD,
as Borrower

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim C.F.O

By:	/s/ Yoav Leibovitch
Name: Yoav Leibovitch
Title: Executive Chairman

[Signature Page to Consent and Third Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:	/s/ Raye Goldsborough
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

WILMINGTON SAVINGS FUND SOCIETY, FSB,
as Administrative Agent

By:
Name: Raye Goldsborough
Title: Vice President

FP CREDIT PARTNERS II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II AIV, L.P.,
as a Lender

By: FP Credit Partners GP II, L.P.
Its: General Partner

By: FP Credit Partners GP II Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

FP CREDIT PARTNERS AIV, L.P.,
as a Lender

By: FP Credit Partners GP, L.P.
Its: General Partner

By: FP Credit Partners GP Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

FP CREDIT PARTNERS PHOENIX AIV, L.P.,
as a Lender

By: FP Credit Partners GP, L.P.
Its: General Partner

By: FP Credit Partners GP Management, LLC
Its: General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Partner

[Signature Page to Consent and Third Amendment to Credit Agreement]

ACKNOWLEDGMENT AND REAFFIRMATION

June 2, 2023

By its execution hereof, each Subsidiary Guarantor hereby expressly (a) represents and warrants that (i) it has the corporate or limited liability company, as applicable, power and authority to execute, deliver and perform this Acknowledgment and Reaffirmation, (ii) it has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Acknowledgment and Reaffirmation, (iii) this Acknowledgment and Reaffirmation has been duly executed and delivered on behalf of such Subsidiary Guarantor, and (iv) this Acknowledgment and Reaffirmation constitutes a legal, valid and binding obligation of such Subsidiary Guarantor, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), (b) consents to the Consent and Third Amendment to Credit Agreement dated as of the date hereof, by and among SatixFy Communications Ltd, a limited liability company organized under the laws of Israel with company registration number 51-613503-5, the lenders party thereto and Wilmington Savings Fund Society, FSB, as administrative agent for the lenders (the “Amendment”; all capitalized undefined terms used herein shall have the meanings assigned in the Amendment and if not defined in the Amendment, shall have the meanings assigned thereto in the Amended Credit Agreement (as defined in the Amendment)) and (c) acknowledges that the covenants, representations, warranties and other obligations set forth in the Amended Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect. In furtherance of the foregoing, each Subsidiary Guarantor (i) affirms that each of the Liens granted in or pursuant to the Security Documents are valid and subsisting, (ii) agrees that the Agreement shall in no manner impair or otherwise adversely affect any of the Liens granted in or pursuant to the Security Documents, (iii) reaffirms its guarantee of the Guaranteed Obligations, as set forth in that certain Guaranty dated as of February 1, 2022 and (iv) irrevocably and unconditionally agrees that Sections 6(c), (f) and (g) of the Amendment are incorporated herein mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:	/s/ Oren Harari
Name: Oren Harari
Title: Interim C.F.O

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:	/s/ Menachem Burko
Name: Menachem Burko
Title: Director

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Acknowledgement and Reaffirmation, as of the date first above written.

SATIXFY ISRAEL LTD,
as a Subsidiary Guarantor

By:
Name:
Title:

By:
Name:
Title:

SATIXFY UK LIMITED,
as a Subsidiary Guarantor

By:	/s/ David Willetts
Name: David Willetts
Title: Director

By:
Name:
Title:

SATIXFY SPACE SYSTEMS UK LTD,
as a Subsidiary Guarantor

By:	/s/ David Willetts
Name: David Willetts
Title: Director

By:
Name:
Title: